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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2007

                       Commission File Number: 001-32305

                                    CORPBANCA
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                          Commission File No. 001-32305

On January 24, 2007, CORPBANCA notified the Superintendencia de Valores y Seguros of Chile (the local securities regulatory agency) the following material event:

The Board of Directors of CORPBANCA during its session held on January 23, 2007 has decided to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders' Meeting to be held on February 27, 2007, at 10:00 a.m. and to take place at the Company's offices located at Rosario Norte N(degree) 660, Las Condes, Santiago, for the purpose of submitting to the shareholders' consideration those matters of their competence, among others, to approve at said General Shareholder's Meeting the Balance Sheet and Financial Statements for the fiscal year 2006 and to decide on the distribution of a net income of $29,328,362,358, which represent 75% of the total period net income of $39,104,483,144. This means a dividend per share of $0.12925148319587 would be distributed, which if approved, will be paid at the end of the Shareholders' Meeting and the remaining balance will be applied to the retained earnings reserve. In the event the distribution of dividends is approved in the terms set forth above, those shareholders of record as of the fifth business day prior to the dividend payment date will be entitled to receive the dividend. In addition, the Board of Directors will propose to the General Shareholders' Meeting to adopt as dividend policy the distribution of at least 50% of the corresponding period earnings.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CORPBANCA (Registrant)


Date: January 25, 2007                            By: /s/Mario Chamorro Carrizo
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                                                  Name:  Mario Chamorro Carrizo
                                                  Title: Chief Executive Officer